

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2020

Nan Shen
Chief Financial Officer
GSX Techedu Inc.
2/F, Boyan Tech Building
No. 10 East Xibeiwang Road
Haidian District Beijing

Re: GSX Techedu Inc.
Form 20-F for Fiscal Year Ended December 31, 2019
Filed April 3, 2020
File No. 1-38923

Dear Mr. Shen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services